                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                            REYNOLDS METALS COMPANY
--------------------------------------------------------------------------------
                               (Name of issuer)

                          COMMON STOCK, no par value
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                  761763 101
            -------------------------------------------------------
                                (CUSIP number)

                       Highfields Capital Management LP
                         Attention: Kenneth H. Colburn
                             200 Clarendon Street
                                  51st Floor
                               Boston, MA 02117
                                (617) 850-7500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                August 11, 1999
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                       (Continued on the following pages)

                              (Page 1 of 11 Pages)

__________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO. 761763 101                                    PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Highfields Capital Management LP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,339,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,339,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,339,900
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO. 761763 101                                     PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Highfields GP LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,339,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,339,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,339,900
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO. 761763 101                                     PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jonathon S. Jacobson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,339,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,339,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,339,900
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO. 761763 101                                     PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard L. Grubman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,339,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,339,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,339,900
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Cusip No. 761763 101                                         Page 6 of 11 pages

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on March 17, 1999 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on June 23, 1999, by Highfields Capital Management LP, Highfields GP LLC, Jonathon S. Jacobson and Richard L. Grubman relating to the shares of common stock, no par value (the "Shares"), of Reynolds Metals Company (the "Company"). This Amendment No. 2 amends and restates the Schedule 13D with respect to Items 3, 5 and 7. All other information in the Schedule 13D shall remain in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

     This Amendment No. 2 is being filed to include as exhibits to the Schedule 13D the following correspondence between Highfields Capital Management and the Company: (i) letter dated August 10, 1999 from Highfields Capital Management to each of the directors of the Company (other than William H. Joyce) concerning the Company's unwillingness to explore a sale of the Company as an alternative for maximizing shareholder value; (ii) letter dated August 10, 1999 from Highfields Capital Management to William H. Joyce concerning the
Company's unwillingness to explore a sale of the Company as an alternative for maximizing shareholder value; and (iii) letter dated August 11, 1999 from Highfields Capital Management to each of the directors of the Company concerning the proposal by Alcoa Inc. to acquire the Company.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

         The aggregate purchase price of the 422,623 Shares owned by Highfields I was $21,575,907.95 inclusive of brokerage commissions.

         The aggregate purchase price of the 804,530 Shares owned by Highfields II was $40,725,465.02, inclusive of brokerage commissions.

         The aggregate purchase price of the 3,112,747 Shares owned by Highfields Ltd. was $159,405,890.46, inclusive of brokerage commissions.

         Each of Highfields I, Highfields II and Highfields Ltd. used their own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5.   Interest in Securities of Issuer.
          --------------------------------

          (a) and (b) As of August 11, 1999, Highfields I, Highfields II and Highfields Ltd. owned beneficially 422,623, 804,530 and 3,112,747 Shares, respectively, representing approximately 0.65%, 1.2% and 4.8%, respectively, of the 64,507,259 Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "Form 10-Q").

          As of August 11, 1999, Highfields Capital Management in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 4,339,900 Shares owned beneficially by the Funds, representing approximately 6.7% of the 64,507,259 Shares outstanding as reported in the Form 10-Q.

          As of August 11, 1999, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 4,339,900 Shares owned beneficially by Highfields Capital Management, representing approximately 6.7% of the 64,507,259 Shares outstanding as reported in the Form 10-Q.

          As of August 11, 1999, Mr. Grubman, as a Managing Member of Highfields GP, had sole voting and dispositive power with respect to all 4,339,900 Shares owned beneficially by Highfields GP, representing approximately 6.7% of the 64,507,259 Shares outstanding as reported in the Form 10-Q.

          As of August 11, 1999, Mr. Jacobson, as a Managing Member of Highfields GP, had sole voting and dispositive power with respect to all 4,339,900 Shares owned beneficially by Highfields GP, representing approximately 6.7% of the 64,507,259 Shares outstanding as reported in the Form 10-Q.

Cusip No. 761763 101                                         Page 7 of 11 pages

          (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A hereto and incorporated herein by reference.

          (d)  None.

          (e)  Not applicable.


Item 7.        Material to be Filed as Exhibits.
               --------------------------------

          Exhibit 99.1* - Letters from Highfields to the Company, dated
          -------------
                          February 16, 1999.

          Exhibit 99.2* - Letter from the Company to Highfields, dated
          -------------
                          February 25, 1999.

          Exhibit 99.3* - Letter from the Company to the Securities and Exchange
          -------------
                          Commission, dated March 1, 1999.

          Exhibit 99.4* - Letter from Highfields to the Company, dated
          -------------
                          March 1, 1999.

          Exhibit 99.5* - Letter from Highfields to the Company, dated
          -------------
                          March 5, 1999.

          Exhibit 99.6** - Letter from Highfields to the Company, dated June 23,
          ------------
                           1999.

          Exhibit 99.7 - Form of letter from Highfields to the
          ------------
                         Directors of the Company, dated August 10, 1999.

          Exhibit 99.8 - Letter from Highfields to Mr. William H. Joyce,
          ------------
                         Director of the Company, dated August 10, 1999.

          Exhibit 99.9 - Letter from Highfields to the Directors of the
          ------------
                         Company, dated August 11, 1999.


*Previously filed in Schedule 13D dated March 17, 1999

**Previously filed in Amendment No. 1 to Schedule 13D dated June 23, 1999

Cusip No. 761763 101                                         Page 8 of 11 pages

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 11, 1999              HIGHFIELDS CAPITAL MANAGEMENT LP

                                    By: Highfields GP LLC, its General Partner


                                    By: /s/ Richard L. Grubman
                                       --------------------------------------
                                       Richard L. Grubman
                                       Managing Member

                                    HIGHFIELDS GP LLC


                                    By: /s/ Richard L. Grubman
                                       --------------------------------------
                                       Richard L. Grubman
                                       Managing Member


                                    RICHARD L. GRUBMAN


                                        /s/ Richard L. Grubman
                                       --------------------------------------


                                    JONATHON S. JACOBSON


                                        /s/ Jonathon S. Jacobson
                                        --------------------------------------

Cusip No. 761763 101                                        Page 9 of 11 pages



                                  Schedule A
                                  ----------

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                  BY HIGHFIELDS I DURING THE PAST SIXTY DAYS




                                    Number of Shares of
                                       Common Stock
                   Date             Purchased/(Sold)/1/      Price Per Share
                   ----             -------------------      ---------------

                  6/24/99                1,443                  55.9958

                  6/30/99                4,446                  59.0300

                  8/11/99               34,090                  65.8307

                   Total:               39,979                    ---

Cusip No. 761763 101                                        Page 10 of 11 pages


                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                  BY HIGHFIELDS II DURING THE PAST SIXTY DAYS


                                  Number of Shares of
                                      Common Stock
                   Date           Purchased/(Sold)/1/      Price Per Share
                   ----           -------------------      ---------------

                  6/24/99                2,353                 55.9958

                  6/30/99                7,864                 59.0300

                  8/11/99               64,785                 65.8307

                  Total:                75,002                   ---

Cusip No. 761763 101                                        Page 11 of 11 pages


                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                 BY HIGHFIELDS LTD. DURING THE PAST SIXTY DAYS


                            Number of Shares of
                              Common Stock
                  Date      Purchased/(Sold)/1/      Price Per Share
                  ----      -------------------      ---------------

                 6/24/99           7,204                 55.9958

                 6/30/99          21,090                 59.0300

                 8/11/99         251,125                 65.8307

                  Total:         279,419                   ---




/1/ All transactions were effected through open market or privately negotiated purchases